SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

FALCON FINANCIAL INVESTMENT TRUST
(Name of Subject Company)

FALCON FINANCIAL INVESTMENT TRUST
(Name of Person Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

306032 10 3
(CUSIP Number of Class of Securities)

David A. Karp
President and Chief Financial Officer
Falcon Financial Investment Trust
15 Commerce Road
Stamford, Connecticut 06902
(203) 967-0000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:

J. Warren Gorrell, Jr., Esq.
Stuart A. Barr, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5600

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Falcon Financial Investment Trust to be
Acquired by iStar Financial

—Investor Conference Call Scheduled for 4:30 PM ET—

        Stamford, CT, January 20, 2005—Falcon Financial Investment Trust (Nasdaq: FLCN), a real estate investment trust focused on the business of originating and servicing loans to automotive dealers, announced today that it has signed a definitive agreement to be acquired by iStar Financial Inc. (NYSE: SFI), a publicly traded finance company focused on the commercial real estate industry. Under the terms of the agreement, iStar Financial will commence a cash tender offer to acquire all of Falcon Financial's outstanding shares for $7.50 cash per share. The agreement has been approved by the boards of directors of both companies.

        Following the completion of iStar Financial's tender offer, any remaining Falcon Financial shares will be acquired by iStar Financial in a cash merger at the same price. The transaction is subject to customary conditions including the tender of at least the majority of the outstanding shares of Falcon Financial.

        The Board of Trustees voted unanimously in favor of the agreement and will recommend the transaction to holders of Falcon Financial's common shares. Lehman Brothers Inc. advised the Board of Trustees and provided a fairness opinion relating to the transaction.

        The Company currently expects to declare its fourth quarter dividend such that the record date of such dividend would occur prior to the close of the iStar Financial tender offer.

        Falcon Financial will host a conference call on Thursday, January 20, 2005 at 4:30 p.m. ET. A live webcast of the conference call will be available online at www.falconfinancial.com. The dial-in and replay phone numbers will be provided in a separate press release.

About Falcon Financial Investment Trust

        Falcon Financial Investment Trust is a fully integrated real estate investment trust focused solely on the business of originating and servicing loans to automotive dealers in the United States. The company was founded in 1997 to address the unique capital needs of the U.S. automobile retailing industry. Falcon Financial meets the financing requirements of automotive dealers by offering a variety of fixed and variable rate loan products, including mortgage loans and cash flow franchise loans collateralized by the dealer's real estate and business assets.

Notice to Investors

        This announcement does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer for Falcon Financial's outstanding shares described in this press release has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all stockholders of Falcon Financial at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC's web site at http://www.sec.gov.

Safe Harbor

        This press release contains certain "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts. The forward-looking statements included in this press release reflect Falcon Financial Investment Trust's current view about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements. Important factors that could cause Falcon Financial Investment Trust's actual results to differ materially from current expectations reflected in the forward-looking statements included in this press release include, among others, the risk factors discussed in its filings with the Securities and Exchange Commission. Falcon Financial Investment Trust does not intend to and disclaims any duty or obligation to update or revise any forward-looking statements included in this press release to reflect new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Falcon Financial Investment Trust's views as of any date subsequent to January 20, 2005.

Contact: Falcon Financial Investment Trust Vernon B. Schwartz/David A. Karp 203 967-0000	Investors/Media: The Ruth Group Stephanie Carrington/John Quirk 646 536-7017/7029 scarrington@theruthgroup.com jquirk@theruthgroup.com

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